ALLEGHANY CORPORATION
7 Times Square Tower
New York, New York 10036
January 7, 2008
VIA ELECTRONIC MAIL
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:    Alleghany Corporation
Form 10-K for the year ended December 31, 2006
Filed February 28, 2007
File Number:  001-09371
Dear Mr. Rosenberg:
          I refer to your letter dated December 21, 2007, regarding the Form 10-K of Alleghany Corporation (“Alleghany”) referenced above. Alleghany is actively working on its responses to the comments of the Staff raised in such letter and expects to submit its responses on or before January 16, 2007.
          Please do not hesitate to contact me (212-752-1356) with any questions you may have regarding this matter.

Very truly yours,
/s/ Roger B. Gorham
Roger B. Gorham Senior Vice President
cc:    Weston M. Hicks
Robert M. Hart
Linda E. Ransom